Bison Capital Acquisition Corp.

609-610 21st Century Tower

No. 40 Liangmaqiao Road
Chaoyang District, Beijing, China

January 4, 2019

Via Edgar

Ms. Dorrie Yale

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

Re:	Bison Capital Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed November 2, 2018

File No. 001-38120

Registration Statement on Form S-4

Filed on January 4, 2019

File No. 333-229127

Dear Ms. Yale:

This letter is in response to the letter dated November 30, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Bison Capital Acquisition Corp. (the “Company”, “we”, “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. In response to Comment 1 listed herein below, we have filed a registration statement on Form S-4 on January 4, 2019, file No.333-229127 (the “Form S-4”), to combine our preliminary proxy statement on Schedule 14A filed on November 2, 2018, file No. 001-38120 (the “Proxy Statement”) and a prospectus registering the domestication, to accompany this letter.

In addition, we would like to respectfully bring to your attention that Xynomic entered into a license agreement with Boehringer Ingelheim on December 20, 2018. Pursuant to this new license agreement, Xynomic has obtained a worldwide exclusive license to develop and commercialize XP-105 (also known as BI 860585), a phase 2 ready mTORC1/2 inhibitor, for all human and non-human diagnostic, prophylactic, and therapeutic uses. We have added a summary of the license agreement as well as a summary about the related clinical program. See Pages 170-171 and Pages 182-185. We reviewed the terms and conditions of this agreement against the agreed Earnout Criteria as set forth in the Merger Agreement and discussed it with our financial advisor, we concluded that the Earnout Criteria had been achieved as a result of such license agreement, the deliberation process of which is described on Page 114 of the Form S-4. As a result, the relevant disclosures regarding the Merger Consideration have been updated to reflect that the Earnout Shares to be issued to the Xynomic shareholders at the Closing will no longer be subject to forfeiture.

Please note that new language we are including in the Form S-4 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the disclosure contained in the initial Proxy Statement are indicated in this letter as ~~strikethrough~~ font.

Preliminary Proxy Statement on Schedule 14A

Cover Page

1.	You state in the third paragraph of your proxy statement cover page that your domestication proposal relates to your re-domicile from the British Virgin Islands to Delaware, and indicate that in connection therewith, each of your currently issued and outstanding ordinary shares will automatically convert into shares of common stock of the Delaware corporation on a one-for-one basis. Please tell us why you believe the domestication transaction is exempt from registration under the Securities Act of 1933. Alternatively, please file a registration statement registering the domestication.

Response:	Pursuant to the Staff’s comment, we have combined this Proxy Statement and a prospectus registering the domestication into the Form S-4, file number 333-229127.

2.	We note that shareholders are required to affirmatively vote either for or against the business combination proposal in order to exercise redemption rights. It does not appear that this requirement is contained in your memorandum and articles of association. Please explain the basis for this requirement.

Response:	Pursuant to the Staff’s comment, we have updated our disclosure on the cover page as well as on pages 3, 14, 17, 23, 84, 95, 127 and 157 of the Form S-4 to clarify that public shareholders are not required to affirmatively vote either for or against the business combination proposal in order to exercise redemption rights. A sample of the revised disclosure on cover page is as follows:

~~TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST AFFIRMATIVELY VOTE EITHER FOR OR AGAINST THE BUSINESS COMBINATION PROPOSAL AND DEMAND THAT BISON REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO BISON’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT SUCH SPECIAL MEETING IN LIEU OF AN ANNUAL MEETING.~~ PUBLIC STOCKHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE TRANSACTION IN ORDER TO REDEEM THEIR SHARES FOR CASH. THIS MEANS THAT PUBLIC STOCKHOLDERS WHO HOLD PUBLIC SHARES OF BISON CAPITAL ACQUISITION CORP. ON OR BEFORE [   ], 2019 (TWO (2) BUSINESS DAYS BEFORE THE SPECIAL MEETING) MAY ELECT TO REDEEM THEIR SHARES WHETHER OR NOT THEY ARE HOLDERS AS OF THE RECORD DATE, AND WHETHER OR NOT THEY VOTE FOR THE BUSINESS COMBINATION PROPOSAL. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH AND ANY SHARE CERTIFICATES DELIVERED BY YOU TO THE TRANSFER AGENT WILL BE RETURNED TO YOU. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Questions and Answers about the Proposals for Shareholders

Q: Who at Bison has approved the Merger Agreement and the Business Combination?, page 15

3.	Revise to also explain the impact of the Voting Agreement that certain Bison shareholders have entered into and which you reference on page 109, including a discussion of the percentage of shares represented by the agreement.

Response:	Pursuant to the Staff’s comment, we updated the disclosure on page 15 of the Form S-4 to include a discussion of the percentage of shares represented by the voting agreement.

Summary of the Proxy Statement

Xynomic’s Business, page 22

4.	We note that your pipeline table here and on page 167 includes the pre-clinical programs XP-103 and XP-104. You also state here that they are in the early pre-clinical phase, and your narrative disclosure only briefly discusses these programs. Please explain to us why you believe these programs are sufficiently material to your business to be included in your pipeline table.

Response:	Pursuant to the Staff’s comment, we revised the pipeline table on pages 22 and 219 of the Form S-4 by removing XP-103 and XP-104 from the pipeline table.

5.	We note your statements here and elsewhere in the filing that you intend to invest in potentially best-in-class and first-in-class drug candidates. The terms “first-in-class” and “best-in-class” suggest that the product candidates are effective and likely to be approved. To the extent your strategy is to invest in product candidates that have not yet received approval, please delete such references in your filing, as well as references to pursuing the development of abexinostat and XP-102 under the best-in-class strategy. You may discuss how your product candidates’ technology differs from existing technology, or how you intend to invest in products that have such technology or are further along in the development process. Similarly, it is not appropriate to refer to your product candidates as having a “potent” effect or “potency,” as such statements indicate your conclusions regarding the efficacy of your product candidates. Please also delete such references in your filing.

Response:	In response to the Staff’s comment we have revised the disclosure in the Form S-4 to by removing the terms “first-in-class” and “best-in-class”. For example, in the discussion of Xynomic’s business strategy on pages 23 and 172, we have removed the bullet point on our strategy of investing in “first-in-class” and “best-in-class” drug candidates. We have also deleted all references to “potent” and “potency” from the Form S-4. For example, in the discussion of pre-clinical studies on page 175 of the Form S-4 under the subheading “Synergistic Effects in Combination with Other Cancer Therapeutics,” we made the following revisions:

“Pre-clinical studies have shown that ~~treatments using~~ abexinostat ~~demonstrate~~ synergistic ~~efficacy~~ anti-tumor activity in tumor cells in combination with many cancer therapeutics, such as bortezomib, as well as DNA-damaging agents such as radiation (Banuelos et al Clin Cancer Res 2007 13:6816-26) and chemotherapy agents such as doxorubicin (Lopez et al, Clin Cancer Res 2009 15:3472-83; Yang et al, Anticancer Res. 2011 31:1115-23). In lymphoma cells, pre-clinical studies have shown that abexinostat together with bortezomib greatly enhances proteasome and NF-κB inhibition, increases oxidative stress, causes cell cycle arrest and results in increased cell death (Bhalla et al, Clin Cancer Res 2009 15:3354-65). Similarly, in solid tumor cells, pre-clinical studies have shown that abexinostat inhibits DNA repair following damage by radiation or chemotherapeutic agents, thereby enhancing the ~~efficacy~~ anti-tumor activity of these anti-cancer agents.”

6.	Please balance the disclosure in your Summary by clearly stating that Xynomic has not yet completed any clinical trials to date. Please disclose that all clinical stage trials referenced in the pipeline table were conducted by third parties.

Response:	Pursuant to the Staff’s comment, we updated the disclosure on pages 22, 171 and 219 of the Form S-4 to clarify that Xynomic has not yet completed any clinical trials to date and that all completed clinical trials referenced in the pipeline table were conducted by third parties.

Risk Factors, page 34

7.	We note that your proposed amended and restated charter included as Annex D provide for an exclusive forum for any derivative action or proceeding brought on your behalf. Please revise to include a risk factor discussing this provision and to explain how such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims. In addition, such disclosure should state whether the charter provision applies to actions arising under the Securities Exchange Act. Also ensure that the exclusive forum provision in your proposed organizational documents clarifies its applicability. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Also include a reference to the exclusive forum provision in your charter amendment proposal and the related disclosure.

Response:	Pursuant to the Staff’s comment, we added the following risk factor on page 47 of the Form S-4 discussing this provision: “Our Proposed Amended and Restated Charter provides for an exclusive forum for any derivative action or proceeding brought on our behalf, which may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.” Also, we updated Article IX of our Propose Amended and Restated Charter (see Annex D) to revise the exclusive forum provision to clarify its applicability. Lastly, we updated the disclosure on page 143 of the Form S-4 to reference the exclusive forum provision in our amended and restated charter.

Risks Related to Doing Business in China, page 57

8.	To the extent material, please add disclosure regarding limitations on the ability of Xynomic’s subsidiaries to pay dividends to you and Xynomic.

Response:	Pursuant to the Staff’s comment, we added the following risk factor on page 60 of the Form S-4 addressing the limitations on the ability of Xynomic’s subsidiaries to pay dividends: “Restrictions on dividend distribution and currency exchange may limit our PRC Subsidiaries to distribute dividend to us or limit our ability to utilize revenues generated by our PRC subsidiaries effectively.”

9.	Please expand your risk factor to also disclose the large percentage of insider ownership that is expected following the Business Combination, and its significance.

Response:	Pursuant to the Staff’s comment, we revised the disclosure on page 68 of the Form S-4 to indicate the large percentage of insider ownership that is expected following the Business Combination.

Unaudited Pro Forma Condensed Combined Financial Information, page 84

10.	Please revise footnote (3) to the pro forma balance sheet to clarify how the adjustments reflected therein result in the trust account maintaining the minimum required balance of $7.5M. Presenting the adjustments in a self-balancing format may be helpful.

Response:	Pursuant to the Staff’s comment, we revised footnote (3) to the pro forma balance sheet on page 88 of the Form S-4.

11.	Using the formula discussed in the introduction to these financial statements, please revise to disclose how you calculated the number of Bison’s shares that will be issued in the recapitalization as reflected in footnote (4) to the pro forma balance sheet. Presenting the calculation in a self-balancing format may be helpful.

Response:	Pursuant to the Staff’s comment, we revised the disclosure on page 88 of the Form S-4 to disclose how we calculated the number of Bison’s shares that will be issued in the recapitalization as reflected in footnote (4) to the pro forma balance sheet.

12.	Please revise your disclosure on page 89 to remove the reference to interim financial statements in footnote (C) to the pro forma statement of operations or explain why that reference is appropriate.

Response:	Pursuant to the Staff’s comment, we revised the disclosure on page 90 of the Form S-4 to remove the reference to “interim” financial statement.

Xynomic Tax Opinion, page 105

13.	As it appears that the tax consequences of the merger are material and the tax opinion is a waivable condition, please state in the filing that you will recirculate and resolicit if the condition for Xynomic to receive the tax opinion is waived and the change in tax consequences is material.

Response:	Pursuant to the Staff’s comment, we revised the disclosure on page 106 of the Form S-4 to indicate that we will recirculate and resolicit the approval of shareholders if the condition for Xynomic to receive the tax opinion is waived by the parties and the change in tax consequences is material.

Background of the Business Combination, page 109

14.	Substantially revise your background section to provide details regarding the negotiations that led to the finalization of the key terms of the proposed business combination. For example, it is not clear how the parties determined the type and amount of consideration or that certain of the consideration should be in the form of Earnout Shares. Also expand your discussion of the merger agreement to identify the material terms negotiated and discuss how the issues were resolved. In addition, please expand your disclosure regarding your consideration of the other potential acquisition target that you reference in the second bullet in the penultimate paragraph on page 109.

Response:	Pursuant to the Staff’s comment, we revised our disclosure from pages 110-114 of the Form S-4 to chronologically reflect the details regarding the negotiations that led to the finalization of the key terms of the proposed business combination, including the determination of consideration for the business combination, the identification of material terms of the merger agreement, and consideration of other potential acquisition target referred therein.

15.	Please expand your discussion in the penultimate paragraph on page 110 to disclose the material terms of the letter of intent you entered into with Xynomic, including for example, the type and amount of consideration offered and whether there was an exclusivity provision.

Response:	Pursuant to the Staff’s comment, we revised the disclosure on pages 111 and 113 of the Form S-4 to include the material terms of the letter of intent we entered into with Xynomic.

16.	Your disclosure in the second paragraph on page 111 indicates that you formed a special committee on or after May 25, 2018, but you also reference the special committee having taken action in February 2018 on page 110. Please revise to clarify the formation of your special committee.

Response:	Pursuant to the Staff’s comment, we revised the disclosure on page 112 of the Form S-4 to clarify that the action taken in February 2018 was by the board of directors and not the special committee, and that the formation of the special committee took place on May 25, 2018 upon the approval of the board of directors.

17.	You state in the first paragraph on page 111 that you formally decided to engage Venture as a financial advisor. Please revise this section to explain Venture’s role.

Response:	Pursuant to the Staff’s comment, we revised the disclosure on page 112 of the Form S-4 to explain Venture’s background and its role.

Opinion of Financial Advisor to the Special Committee, page 115

18.	Expand the disclosure regarding Cassel Salpeter’s selected companies analysis to disclose the underlying data used to calculate the implied enterprise value reference range. Please also describe the drug portfolios for the selected companies, including the number of drug candidates and associated clinical stages of such candidates and whether the companies have commercial drug products.

Response:	Pursuant to the Staff’s comment, we revised the disclosure on page 120 of the Form S-4 to include the disclosure regarding Cassel Salpeter’s selected companies analysis.

19.	We note that the disclosure on page 116 states that Cassel Salpeter relied on the Xynomic Projections and the Earnout Projections when preparing its analysis. Please revise your filing to disclose these projections.

Response:	Pursuant to the Staff’s comment, we added a new section titled “Certain Company Prospective Financial Information” on pages 121-123 to disclose the projections relied upon by Cassel Salpeter.

Sources and Uses for the Business Combination, page 122

20.	We refer to your statement in your risk factor on page 68 that you also expect to pay $1,811,250 in fees to your financial advisors and for banking fee payable to the underwriters. This amount does not appear to be reflected in your tables. Please reconcile your disclosures or advise.

Response:	Pursuant to the Staff’s comment, we updated the “Other transaction expenses” amount in the tables on page 126 of the Form S-4 to reflect the fees that we expect to pay to our financial advisors and the underwriters.

The Domestication Proposal, page 129

21.	Please revise to clarify what you mean by the bullet stating “[r]ights and options” on page 130.

Response:	Pursuant to the Staff’s comment, we revised the disclosure on page 134 of the Form S-4 to explain the meaning of “Rights and options”:

22.	Please revise the Recommendation of the Board at the bottom of page 136 so that it reflects the Domestication Proposal.

Response:	Pursuant to the Staff’s comment, we revised the disclosure on page 140 of the Form S-4 to reflect the Domestication Proposal.

Abexinostat as a monotherapy in Follicular Lymphoma, page 166

23.	You state that Xynomic is conducting a “pivotal” Phase 2 trial for abexinostat, and your pipeline table shows that this trial and two other planned trials will also be pivotal trials. Please explain the basis for your belief that the FDA or another comparable regulatory authority has agreed that these trials will be sufficient for the approval of the commercialization of this product candidate for these indications.

Response:	Pursuant to the Staff’s comment, we revised the disclosure on page 170 of the Form S-4 and all other disclosures throughout the Form S-4 to explain that based on Xynomic’s correspondence with the FDA and CDE in China regarding the applicable trials, Xynomic believes that the data from the applicable trials have potential to support approval in the U.S. or China, as the case may be.

Information about Xynomic, page 166

24.	Expand your disclosure throughout this section to discuss the various specific results from all prior and ongoing trials, including the duration of each trial, the number of subjects or patients in such trials, how the drug candidates were administered, who conducted and/or sponsored the trials, the dosages used, and all serious adverse events that were experienced, including the number of patients that experienced such SAEs. With respect to the disclosure of each such trial, state the primary and secondary endpoints and whether they were met. To the extent you refer in your disclosure to “complete response,” “durable response” or “duration of response,” “partial response,” “ORR,” “progression-free survival,” or “overall survival,” please clearly explain what each term means and clarify the number of partial responses versus complete responses, as relevant, including whether both were considered in determining ORR. We also note that you have included references to various medical journals. Note that referring investors to sources outside your filing for material information is not sufficient to meet your disclosure obligation. Please revise your disclosure to ensure that all material information is included in your filing.

Response:	Pursuant to the Staff’s comment, we revised the disclosure throughout this section of the Form S-4 to provide greater details regarding all prior trials that are referred to in this section, including references to the primary and secondary endpoints of all such trials and whether they were met, the duration of each such trial, the number of subjects or patients in such trials and all serious adverse events that were experienced. All references to medical journals have been removed and information regarding who conducted and/or sponsored the trials has been added. We also revised the disclosure throughout this section regarding Xynomic’s ongoing trials to provide all relevant details, including explanations of all terms used to describe the endpoints of such trials. We respectfully direct your attention to pages 175-182 of the Form S-4.

25.	Where the prior trials were conducted by, or in partnership with, a third party, please revise to explain whether you own all the clinical data from such trials, and if not, the extent of your rights to use such data.

Response:	Pursuant to the Staff’s comment, we revised the disclosure on pages 170 and 173 of the Form S-4 to reflect that Xynomic has exclusive licenses to use all the clinical data from the 18 prior trials conducted by third parties related to abexinostat and the Phase 1 trial conducted by Boehringer Ingelheim related to XP-105, a new clinical stage program that Xynomic licensed in recently.

26.	Please remove your statements throughout this section that suggest that your product candidates are safe or effective. For example, we note your statements that certain treatments resulted in “significant durable responses” and that pre-clinical studies have demonstrated robust efficacy. Determinations as to safety and efficacy are within the sole authority of the FDA or comparable foreign regulatory authority.

Response:	Pursuant to the Staff’s comment, we revised the disclosure to delete the statements referred to above from pages 170 and 177 of the Form S-4 and also replaced other statements regarding safety and efficacy of Xynomic’s product candidates with descriptions outlining the results of studies undertaken with respect to the product candidates.

Key Findings of Prior Trials, page 171

27.	Please substantially revise this section to remove any statements that suggest that your products in clinical development are effective or are superior to currently approved treatments. This includes all statements on pages 171-172 which make conclusions as to the efficacy of abexinostat, such as its capacity for efficient tumor cell killing or a demonstration of synergistic efficacy, as well as all disclosure comparing the safety and efficacy to current treatment options, including the data presented in Figures 4 and 5. It is not appropriate to make such comparisons unless you have conducted head-to-head trials.

Response:	Pursuant to the Staff’s comment, we substantially revised the disclosure to delete the statements referred to above from pages 175 to 176 of the Form S-4 and also deleted all other statements comparing Xynomic’s product candidates to currently approved treatments throughout the Form S-4.

Ongoing Clinical Studies, page 173

28.	For each of your ongoing or planned trials that involve third parties, please revise to explain the role of the third parties and who will be responsible for paying for the trials.

Response:	Pursuant to the Staff’s comment, we revised the disclosure on page 177 of the Form S-4 to explain the roles of our collaborators, partners and contractors that are involved in Xynomic’s ongoing or planned trials, including who will be responsible for paying for such trials.

29.	Please present materially complete descriptions of all ongoing clinical studies. For example, we note your statement that the observed safety profile for one Phase 2 trial that used a different dosing schedule was not as good as a Phase 2 trial with a week-on-week-off dosing schedule. The results of all trials should be discussed and placed in proper context regardless of the outcome of the results. Please revise your disclosure accordingly.

Response:	Pursuant to the Staff’s comment, we added background information about these two Phase 2 trials as well as a more detailed description of the results of such trials. See pages 177-180 of the Form S-4.

Intellectual Property, page 179

30.	Please revise your disclosure regarding the Pharmacyclics agreement to explain the obligations to Applera Corporation you reference in the last sentence in the second paragraph. Also revise your discussion regarding the royalties under the Boehringer Ingelheim agreement to state the royalty payments within a 10% range. Please also revise to state when the patents underlying the royalty term for both agreements are expected to expire.

Response:	Pursuant to the Staff’s comment, we revised the disclosure regarding the Pharmacyclics agreement on page 186 of the Form S-4 to describe Xynomic’s obligations to Applera Corporation. We also revised the disclosure regarding the royalty payments for the Boehringer Ingelheim license agreement to further disclose that the double-digit tiered royalties are in the high-teens, up to 20%. We also revised the disclosure regarding the royalty terms for both the AbbVie/Pharmacyclics license agreement and the Boehringer Ingelheim license agreement to state when the underlying patents are expected to expire. Please see the revised disclosure on pages 186-188 of the Form S-4.

Executive Officers and Directors, page 183

31.	Please disclose when Xynomic’s officers and directors commenced holding their positions. Also expand the discussion regarding the experience of Dr. Yu to discuss his business experience during the past five years. Please provide similar information for Mrs. Fei Ye. Refer to Item 401 of Regulation S-K.

Response:	Pursuant to the Staff’s comment, we revised the table on page 191 of the Form S-4 to including information regarding when Xynomic’s officers and directors commenced holding their positions. We also updated the biographical information regarding Dr. Yu on page 192 of the Form-S-4 to discuss his business experience during the past five years. We would like to kindly inform you that Mrs. Fei Ye decided not to take the directorship of the combined entity and the parties have agreed to reduce the nominees of the directors of the combined entity from 9 to 7.

Certain Relationships and Related Party Transactions, page 236

32.	Please revise to add disclosure regarding Xynomic’s consulting agreements with Ying Zhang and Grand Ascent Group Limited, which is affiliated with Xynomic’s COO. Please also identify the affiliate of the Sponsor with which you have an agreement. Refer to Item 404(a) and (d)(1) of Regulation S-K.

Response:	Pursuant to the Staff’s comment, we revised the disclosure on page 247 of the Form S-4 to add disclosure regarding Xynomic’s consulting agreements with Ying Zhang and Grand Ascent Group Limited. We have revised the disclosure to indicate that the letter agreement was entered into between us and the Sponsor regarding a monthly rental of $5,000 for office space, utilities and secretarial and administrative services.

Index to Financial Statements, page S-4

33.	Please revise the index to Xynomic’s financial statements on page S-4 to remove the reference to the condensed consolidated balance sheet at December 31, 2017 presented with the condensed consolidated balance sheet at June 30, 2018 as “unaudited” as it is derived from the company’s audited financial statements. Similarly, revise the title heading for that balance sheet on page F-45 to remove the reference to it as “unaudited”, and mark only the column for the period June 30, 2018 as unaudited.

Response:	Pursuant to the Staff’s comment, we have updated the index to Xynomic’s financial statements on page F-1 accordingly. The title heading for that balance sheet on page F-46 has also been revised to remove the reference to it as “unaudited”, and the column for the period September 30, 2018 has been labelled as “unaudited”.

General

34.	Please provide us with copies of the materials that the financial advisors prepared and shared with your board in connection with the business combination, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.

Response:	The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, a copy of all materials prepared by the financial advisors in connection the business combination prepared and shared with the board of directors of the Company, including its special committee, are being provided by Hunter Taubman Fischer & Li LLC (“HTFL”), counsel for the Company, to the Staff on a supplemental basis under separate cover requesting confidential treatment pursuant to Rule 12b-4 (“Rule 12b-4”) promulgated under the Securities Exchange Act of 1934, as amended, and pursuant to the provisions of 17 C.F.R. §200.83. The Company has been advised by HTFL that, in accordance with Rule 12b-4, such counsel has requested that the materials provided be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Amended Preliminary Proxy Statement, including any amendments thereto.

35.	Please include a copy of the proxy card with your amended proxy statement.

Response:	Pursuant to the Staff’s comment, we have included a copy of the proxy card with the Form S-4.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

Very truly yours,

/s/ James Jiayuan Tong
Name: James Jiayuan Tong
Title: Chief Executive Officer

Cc: Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC